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                                                                 EXHIBIT (23)(b)



The Board of Directors
Professionals Group Inc.:


We consent to incorporation by reference in the registration statements (Nos. 333-34359 and 333-34361) on Forms S-8 of Professionals Group, Inc. of our report dated February 23, 1999, relating to the consolidated statements of operations, comprehensive income, shareholders' equity, and cash flows for the year ended December 31, 1998, and the related financial statement schedules, which report appears in the December 31, 2000 annual report on Form 10-K of Professionals Group, Inc.

The consolidated financial statements and related financial statement schedules give retroactive effect to the merger of Professionals Group, Inc., and Physicians Protective Trust Fund, on July 1, 1998, which has been accounted for as a pooling of interests business combination.

/s/KPMG LLP

Detroit, Michigan
March 27, 2001